

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2020

Jian Tang
Chief Executive Officer
iClick Interactive Asia Group Limited
15/F
Prosperity Millennia Plaza
663 King's Road, Quarry Bay
Hong Kong S.A.R.
People's Republic of China

> **Re: iClick Interactive Asia Group Limited**
> **Registration Statement on Form F-3**
> **Filed July 21, 2020**
> **File No. 333-239982**

Dear Mr. Tang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shuang Zhao, Esq.